

July 29, 2010

Mr. James Q. Crowe
Chief Executive Officer
Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, Colorado 80021-8869

>   **Re: Level 3 Communications, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 000-15658**

Dear Mr. Crowe:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Neil J. Eckstein
Senior Vice President
Level 3 Communications, Inc.
Via Facsimile: (720) 567-2514